(d)(3)(v)

January 1, 2015

Voya Series Fund, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC (“Voya Investments”), the adviser to Voya Small Company Fund (the “Fund”), agrees that Voya Investments shall, from January 1, 2015 through October 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	O	R6	W
Voya Small Company Fund	1.35%	2.10%	2.10%	1.04%	1.35%	1.04%	1.10%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2015 through October 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall not be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of Voya Series Fund, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President